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                                    FORM 8-B


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


           FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR
                                    ISSUERS
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               CLAYTON HOMES, INC.
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             (Exact name of Registrant as specified in its charter)


              DELAWARE                                  62-0794407
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


623 MARKET STREET, KNOXVILLE, TENNESSEE                                 37902
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(Address of principal executive offices)                              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act and Name of exchange on which class is to be registered:

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                             NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act: NONE


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ITEM 1.   GENERAL INFORMATION.

     (a) Clayton Homes, Inc., a Delaware corporation (the "Registrant" or the "Company") was incorporated on December 19, 1996 under the laws of the state of Delaware.

     (b)  The Registrant's current fiscal year ends on June 30, 1997.

ITEM 2.   TRANSACTION OF SUCCESSION.

     (a) The Registrant's predecessor corporation, Clayton Homes, Inc., a Tennessee corporation ("Clayton Homes Tennessee"), had securities registered pursuant to section 12(b) of the Securities and Exchange Act, as amended (the "Act"), at the time of succession.

     (b) Clayton Homes Tennessee changed its state of incorporation from Tennessee to Delaware by merging Clayton Homes Tennessee into the Registrant, with the Registrant being the corporation surviving the merger (the "Merger"). The Registrant was organized on December 19, 1996 as a wholly owned subsidiary of Clayton Homes Tennessee. Pursuant to the Merger, the Articles of Incorporation of the Registrant were amended to change the name of the corporation to Clayton Homes, Inc. The effective time of the Merger was December 31, 1996, at 5:00 p.m. (the "Effective Time"), at which time, each share of Clayton Homes Tennessee's issued and outstanding common stock, par value $.10 per share ("Clayton Tennessee Common Stock") was converted into one share of fully paid and nonassessable common stock, par value $.10 per share, of the Registrant ("Common Stock").

ITEM 3.   SECURITIES TO BE REGISTERED.

          The Registrant has 200,000,000 shares of Common Stock authorized under its Certificate of Incorporation. As of January 10, 1997, 118,500,408 shares of Common Stock were issued and outstanding.

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The total amount of authorized capital stock of the Registrant is 200,000,000 shares of common stock, par value $0.10 per share (the "Common Stock"). The following summary of certain provisions of the Registrant's capital stock describes certain material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Registrant and by the provisions of applicable law.


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          The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the registrant. Upon liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to receive pro rata the assets of the Registrant which are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

          The Common Stock is listed for trading on the New York Stock Exchange under the symbol "CMH."

ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements.

          The capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of the predecessor, Clayton Homes Tennessee; and, therefore, no financial statements are filed.

          (b)  Exhibits.

Exhibit Number

     2.   (a) Agreement and Plan of Merger dated November 14, 1996. (F)

     3.   (a) Certificate of Incorporation.

          (b)  Bylaws.

     4.   (a) Specimen stock certificate.

          (b) The Company agrees to furnish to the Commission, upon request, instruments relating to the long term debt of the Company or its subsidiaries.

     10. (a) Form of Shareholders' agreement between Clayton Homes, Inc. and Progressive Partners. (A)

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          (b)  Lease Agreement, dated June 29, 1972, as amended, between Clayton
               Homes, Inc. and Dean Planters warehouse, Inc. (A) (subsequently assigned to CLF, a limited partnership which includes a related party).

          (c)  Clayton Homes, Inc. 1983 Stock Option Plan. (A)

          (d)  Clayton Homes, Inc. 1985 Stock Option Plan. (B)

          (e)  1991 employee Stock Incentive Plan. (C)

          (f)  Directors' Equity Plan. (C)

          (g)  Directors' Equity Plan. (D)

          (h)  Directors' Equity Plan. (E)

          (i)  1996 Outside Directors' Equity Plan. (F)

          (j) Description of Clayton Homes, Inc. bonus arrangement for key executives. (E)

     22.  List of Subsidiaries of the Registrant. (G)

     28.  Proxy Statement for 1996 Annual Meeting (F)


(A) Filed as Exhibits to Registration statement on Form S-1 (SEC File No. 2-83705) and incorporated herein by reference thereto.

(B) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 4, 1985, and incorporated herein by reference thereto.

(C) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 12, 1991, and incorporated herein by reference thereto.

(D) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 11, 1992, and incorporated herein by reference thereto.

(E) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders to be held November 10, 1993, and incorporated herein by reference thereto.

(F) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders to be held November 14, 1996, and incorporated herein by reference thereto.

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(G)  Filed with the Company's Annual Report on Form 10-K for the year ended June
     30, 1996, and incorporated herein by reference thereto.

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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CLAYTON HOMES, INC.


Date: March 25, 1997                                By: /s/Joseph H. Stegmayer
                                                       -----------------------
                                                       Title:President

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                                INDEX TO EXHIBITS

Exhibit Number

     2.   (a) Agreement and Plan of Merger dated November 14, 1996. (F)

     3.   (a) Certificate of Incorporation.

          (b)  Bylaws.

     4.   (a) Specimen stock certificate.

          (b) The Company agrees to furnish to the Commission, upon request, instruments relating to the long term debt of the Company or its subsidiaries.

     10. (a) Form of Shareholders' agreement between Clayton Homes, Inc. and Progressive Partners. (A)

          (b) Lease Agreement, dated June 29, 1972, as amended, between Clayton Homes, Inc. and Dean Planters warehouse, Inc. (A) (subsequently assigned to CLF, a limited partnership which includes a related party).

          (c)  Clayton Homes, Inc. 1983 Stock Option Plan. (A)

          (d)  Clayton Homes, Inc. 1985 Stock Option Plan. (B)

          (e)  1991 employee Stock Incentive Plan. (C)

          (f)  Directors' Equity Plan. (C)

          (g)  Directors' Equity Plan. (D)

          (h)  Directors' Equity Plan. (E)

          (i)  1996 Outside Directors' Equity Plan. (F)

          (j) Description of Clayton Homes, Inc. bonus arrangement for key executives. (E)

     22.  List of Subsidiaries of the Registrant. (G)

     28.  Proxy Statement for 1996 Annual Meeting (F)


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(A)  Filed as Exhibits to Registration statement on Form S-1 (SEC File No.
     2-83705) and incorporated herein by reference thereto.

(B) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 4, 1985, and incorporated herein by reference thereto.

(C) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 12, 1991, and incorporated herein by reference thereto.

(D) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders held November 11, 1992, and incorporated herein by reference thereto.

(E) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders to be held November 10, 1993, and incorporated herein by reference thereto.

(F) Filed with the Company's Proxy Statement for the Annual Meeting of Shareholders to be held November 14, 1996, and incorporated herein by reference thereto.

(G) Filed with the Company's Annual Report on Form 10-K for the year ended June 30, 1996, and incorporated herein by reference thereto.